UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, December 9, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs:

We inform you that all the proposals presented in the Special Stockholders’ Meeting held today were fully approved, including the change in the reference date, on which stockholders will be granted the right to receive the stocks resulting from the splitting and to subscribe new stocks through a capital increase, to a new date to be announced by the Company to the market after the approval of stock splitting process by the Central Bank of Brazil. This change in the reference date will allow for the adjustment of stock price to occur concurrently with the issuance and release of stocks deriving from the referred splitting, as follows:

- the Board of Directors’ proposals to:

1. Cancel 443,566 book-entry registered stocks, with no par value, of which 443,562 are common stocks and 4 are preferred stocks held in treasury, representing its own Capital Stock, without reduction thereof;

2. Split the shares representing the Capital Stock, without altering the amount thereof, already taking into account the cancellation proposed in item one (1) above, in such manner that the stockholders shall have their stock positions accrued by 200%, receiving, on a free basis 2 (two) new stocks for each stock of the same type held on the date to be announced by the Company to the Market after the approval of stock splitting process by the Central Bank of Brazil, in accordance with Article 12 of Law 6,404/76. The splitting of DRs - Depositary Receipts shall occur in the same proportion in the U.S. (NYSE) and European (Latibex) Markets, where investors shall receive two (2) DRs, on a free basis, for each DR held;

The stocks resulting of the split shall not imply an increase in the monthly distribution of dividends and/or interest on own capital, as they only aim at offering an enhanced liquidity to the stocks. Hence, the Monthly Interest on Own Capital, to be declared after the approval of the splitting process by the Central Bank of Brazil, shall be adjusted, from R$0.1411800 to R$0.0470600 per common stock and from R$0.1552980 to R$0.0517660 per preferred stock, in such manner that the stockholders continue receiving the same amount they received prior to the referred operation;

3. Amend the “caput” of Article 6 of the Company’s By-Laws, as a result of the previous items;

4. Increase the Capital Stock, in the amount of R$700,000,000.00, from R$7,000,000,000.00 to R$7,700,000,000.00, through the issuance of 17,500,000 new book-entry registered stocks, with no par value, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, at the price of R$40.00 per stock, by means of cash payment of subscribed stocks as follows:

  the stockholders are entitled to exercise their preemptive rights between the period of 12.27.2004 and 1.27.2005, in the proportion of 3.688612594% on the stock position held on the date to be announced by the Company to the Market , after the approval of the stock splitting process by the Central Bank of Brazil, in stocks of same type, considering the stock splitting;

  the stockholders whose stocks are deposited at CBLC (Brazilian Clearing and Depositary Corporation) shall exercise their preemptive rights at the respective depositor Brokerage Houses until 1.24.2005;

  the stockholders not intending to exercise their preemptive rights to the subscription may negotiate them at BOVESPA – São Paulo Stock Exchange based on the market price until 1.19.2005;

  the Subscription Reports will be available to the stockholders at Banco Bradesco’s branches from 12.27.2004 to 1.27.2005;

  irrespective of delivery date of the Subscription Reports, the payment of the subscribed amount shall occur on 2.15.2005, same date of the payment of the Complementary Interests on Own Capital, declared on 12.6.2004. The stockholder shall choose one of the forms provided for in the Subscription Report (debit at checking account maintained at Banco Bradesco S.A.; check payable to the order of the referred Bank or credit clearing for Complementary Interests on Own Capital previously mentioned, under the terms of the Explanatory Declaratory Act of the Federal Revenue Office #3, as of 3.14.2003);

  possible unsubscribed stocks shall be sold by means of auction to be held on the São Paulo Stock Exchange - BOVESPA, according to the conditions set forth in the Board of Director’s proposal and relevant legislation.

Dividends - Stocks resulting from the splitting and those subscribed in the referred capital increase shall be entitled to monthly dividends and/or interest on own capital, and possibly complementary dividends and/or interest to be declared from the date of the approval of the respective processes by the Central Bank of Brazil. They also shall be fully entitled to possible advantages attributed to other stocks from the referred approvals.

These deliberations shall be effective after necessary approval of the respective processes by the Central Bank of Brazil.

Sincerely yours,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.